UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Openwave Systems, Inc.
(Name of Issuer)

Common Stock; $.001 par value
(Title of Class of Securities)

683718308
(CUSIP Number)

Seymour L. Goldblatt Kenneth A. Goldblatt S Squared Technology, LLC 515 Madison Avenue Suite 4200 New York, NY 10022 (212) 421-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  11 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS S Squared Technology, LLC 01-0622776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,570,100 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 6,570,100 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,570,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.80% (see Item 4)
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS S Squared Capital II Management, LLC 20-1954431
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,038,920 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,038,920 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,038,920 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.61% (see Item 4)
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS S Squared Technology Partners, L.P. 43-1991746
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 250,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30% (see Item 4)
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Seymour L. Goldblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,859,0201 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,859,020 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,859,020 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.70% (see Item 4)
14	TYPE OF REPORTING PERSON IN

1
Represents combined holdings of S Squared Technology, LLC, S Squared Capital II Management, LLC and S Squared Technology Partners, L.P. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC, S Squared Capital II Management, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

1	NAME OF REPORTING PERSONS Kenneth A. Goldblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,859,0202 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,859,020 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,859,020 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.70% (see Item 4)
14	TYPE OF REPORTING PERSON IN

2
Represents combined holdings of S Squared Technology, LLC, S Squared Capital II Management, LLC and S Squared Technology Partners, L.P. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC, S Squared Capital II Management, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

Item 1.              Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001% (the "Common  Stock") of Openwave Systems, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at: 2100 Seaport Blvd. Redwood City, California 94063.  This Schedule 13D is being filed to amend the Schedule 13G/A filed on February 11, 2010 by the Reporting Persons with respect to the Issuer.

Item 2.              Identity and Background

(a) This statement on Schedule 13D is being filed on behalf of S Squared Technology, LLC (“SST”), S Squared Capital II Management, LLC (“SSCIIM”), both Delaware limited liability companies, S Squared Technology Partners, L.P. (“SSTP”), a Delaware limited partnership, and Seymour L. Goldblatt (“Seymour”) and Kenneth A. Goldblatt (“Kenneth”), both United States citizens. SST, SSCIIM and SSTP are registered investment advisers. Seymour is the President of each of SST, SSCIIM and SSTP and owns a majority of the interests in SST. Kenneth owns a majority of the interests in each of SSCIIM and SSTP. This statement relates to shares held for the accounts of multiple private investment funds for which SST, SSCIIM or SSTP acts as investment adviser.  An agreement among SST, SSCIIM, SSTP, Seymour and Kenneth (collectively, the "Reporting Persons") is attached as Exhibit A hereto.

(b) The principal business address of the Reporting Persons is 515 Madison Avenue, New York, New York 10022.

(c) SST, SSCIIM and SSTP are registered investment advisers. Seymour is the President of each of SST, SSCIIM and SSTP and owns a majority of the interests in SST. Kenneth owns a majority of the interests in each of SSCIIM and SSTP. This statement relates to shares held for the accounts of multiple private investment funds for which SST, SSCIIM or SSTP acts as investment adviser.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.              Source and Amount of Funds or Other Consideration.

The Reporting Persons funded the acquisition of securities of the Issuer out of working capital.

Item 4.              Purpose of Transaction.

 On September 16, 2010, in a telephone call with Charles Levine, Chairman of the Board of Directors of the Issuer (the "Board"), Wesley L. Golby, a portfolio manager of SST, asked whether the Issuer would be interested in adding a board member who has capital markets experience. Mr. Levine said that the company would consider it, and to send a resume.

On September 19, 2010, Mr. Golby forwarded to Mr. Levine via e-mail the resume of Jim Dennedy.  There is no relationship between any of the Reporting Persons and Mr. Dennedy other than personal or professional acquaintance.

On October 7, 2010 Mr. Golby telephonically spoke with Mr. Levine about what he and/or the Board felt about the potential for Mr. Dennedy's candidacy as a board member. Mr. Levine said he had circulated Mr. Dennedy’s resume to other board members, and asked that Mr. Dennedy write a cover letter introducing himself and why he might make a suitable board member for the Issuer.  Mr. Golby expressed why SST believed that Mr. Dennedy’s experience and qualifications relative to his capital markets experience, previous board memberships, and technology company operating experience could benefit the Issuer.  Mr. Golby asked that Mr. Dennedy communicate directly with Mr. Levine so as to recuse SST from any communications going forward.

On October 18, 2010, Mr. Golby telephonically spoke with Ken Denman, the Issuer's chief executive officer to explain why SST believed Mr. Dennedy's candidacy would benefit the Issuer.  Mr. Denman said that according to the Issuer’s Board election criteria, process, and bylaws that his candidacy would be discussed at an upcoming quarterly board meeting.

None of the Reporting Persons intends to take any further action regarding Mr. Dennedy's candidacy as a possible director of the Issuer and any further decisions with regard to his candidacy will be made by the Issuer's Board in its sole discretion.

Except as otherwise indicated in this report, none of the Reporting Persons currently has any plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.              Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed in the aggregate to beneficially own 9,859,020 shares of Common Stock, representing approximately 11.70% of the shares of Common Stock outstanding based on 84,256,522 shares of Common Stock outstanding as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2010.  None of the Reporting Persons may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

 (b) The Reporting Persons have the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons as indicated herein.

(c) On October 7, 2010, SST sold 20,000 shares of Common Stock in the open market at a price of $1.80 per share.

On October 7, 2010, SSCIIM sold 111,280 shares of Common Stock in the open market at a price of $1.80 per share.

On October 7, 2010, SSTP sold 118,720 shares of Common Stock in the open market at a price of $1.80 per share.

On October 8, 2010, SSCIIM sold 150,000 shares of Common Stock in the open market at a price of $1.73 per share.

On October 8, 2010, SSTP sold 100,000 shares of Common Stock in the open market at a price of $1.73 per share.

(d) No person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in Item 4 above, SST has communicated with the Issuer with respect to a possible candidate for the Board.  However, none of the Reporting Persons believes such communications to constitute a contract, arrangement, understanding or relationship with any person with respect to this matter, as any future actions will be taken by the Issuer in its sole discretion.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit A – Joint filing agreement among the Reporting Persons, dated October 22, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010

S Squared Technology, LLC
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Capital II Management, LLC
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Technology Partners, L.P.
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

/s/ Seymour L. Goldblatt
Seymour L. Goldblatt

/s/ Kenneth A. Goldblatt
Kenneth A. Goldblatt

Exhibit A

Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

In witness whereof, the undersigned hereby execute this Agreement this 22nd day of October, 2010.

S Squared Technology, LLC
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Capital II Management, LLC
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

S Squared Technology Partners, L.P.
By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt
President

/s/ Seymour L. Goldblatt
Seymour L. Goldblatt

/s/ Kenneth A. Goldblatt
Kenneth A. Goldblatt